SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1) *

10X Genomics, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

88025U109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 12 Pages

Exhibit Index Contained on Page 10

CUSIP NO. 88025U109	13 G	Page 2 of 12

1	NAME OF REPORTING PERSON	Meritech Capital Partners V L.P. (“MCP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,104,329 Class A Common Stock (“shares”), except that Meritech Capital Associates V L.L.C. (“MCA V”), the general partner of MCP V, may be deemed to have sole voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER 2,104,329 shares, except that MCA V, the general partner of MCP V, may be deemed to have sole dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,104,329
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.6%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 88025U109	13 G	Page 3 of 12

1	NAME OF REPORTING PERSON	Meritech Capital Affiliates V L.P. (“MC AFF V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 73,042 shares, except that MCA V, the general partner of MCP V, may be deemed to have sole voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 73,042 shares, except that MCA V, the general partner of MCP V, may be deemed to have sole dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	73,042
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 88025U109	13 G	Page 4 of 12

1	NAME OF REPORTING PERSON	Meritech Capital Partners V Sidecar L.P. (“MC Sidecar V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 403,604 shares, except that MCA V, the general partner of MCP V, may be deemed to have sole voting power with respect to such shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 403,604 shares, except that MCA V, the general partner of MCP V, may be deemed to have sole dispositive power with respect to such shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	403,604
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.5%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 88025U109	13 G	Page 5 of 12

1	NAME OF REPORTING PERSON	Meritech Capital Associates V L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

2,580,975 shares, of which 2,104,329 shares are held by MCP V, 73,042 shares are held by MC AFF V, and 403,604 shares are held by MC Sidecar V for whom MCA V serves as general partner.

6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,580,975 shares, of which 2,104,329 shares are held by MCP V, 73,042 shares are held by MC AFF V, and 403,604 shares are held by MC Sidecar V for whom MCA V serves as general partner.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,580,975
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.2%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 88025U109	13 G	Page 6 of 12

ITEM 1(A).	NAME OF ISSUER

10x Genomics, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 6230 Stoneridge Mall Road

Pleasanton, CA 94588

ITEM 2(A).

NAME OF PERSONS FILING

This Statement is filed by Meritech Capital Partners V L.P., a Delaware limited partnership (“MCP V”), Meritech Capital Affiliates V L.P., a Delaware limited partnership (“MC AFF V”), Meritech Capital Associates V L.L.C., a Delaware limited liability company (“MCA V”) and Meritech Capital Partners V Sidecar L.P. (“MCV Sidecar V”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

MCA V is the general partner of each of MCP V, MC AFF V and MCV Sidecar V, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by MCP V, MC AFF V and MC Sidecar V.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Meritech Capital Partners
245 Lytton Ave, Suite 125
Palo Alto, CA 94301

ITEM 2(C).	CITIZENSHIP MCP V, MC AFF V and MCV Sidecar V are Delaware limited partnerships. MCA V is a Delaware limited liability company.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock, $0.0001 par value

CUSIP #88025U109

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 88025U109	13 G	Page 7 of 12

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒ Yes

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of MCP V, MC AFF V, MCV Sidecar V, and the limited liability company agreement of MCA V, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP Not applicable.

CUSIP NO. 88025U109	13 G	Page 8 of 12

ITEM 10.	CERTIFICATION Not applicable.

CUSIP NO. 88025U109	13 G	Page 9 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

Entities:
Meritech Capital Partners V L.P.
Meritech Capital Affiliates V L.P.
Meritech Capital Associates V L.L.C.
Meritech Capital Partners V Sidecar L.P.

	By:	/s/ Joel Backman
Joel Backman, Attorney-in-fact
for above-listed entities

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 88025U109	13 G	Page 10 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	11

Exhibit B: Reference to Joel Backman as Attorney-in-Fact	12

CUSIP NO. 88025U109	13 G	Page 11 of 12

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of 10x Genomics, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 88025U109	13 G	Page 12 of 12

exhibit B

Reference to Joel Backman as Attorney-in-Fact

Joel Backman has signed the enclosed documents as Attorney-In-Fact. Note that a copy of the applicable Power of Attorney is already on file with the appropriate agencies.